AFFIRM HOLDINGS, INC.

650 California Street

San Francisco, California 94108

January 11, 2021

VIA EMAIL & EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      Affirm Holdings, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-250184)

Dear Mr. Lamparski:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-250184) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 12, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Affirm Holdings, Inc.

By:	/s/ Sharda Caro del Castillo
Name: Sharda Caro del Castillo
Title: Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel and Michelle Gasaway